UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value 1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)
___________________

Alvaro Perez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC”) on August 3, 2007, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa with the SEC on August 3, 2007.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule 14D-9.

ITEM 9.	EXHIBITS.

Exhibit No.
(a)(2)(xxviii)	Report of the Board of Directors of Endesa, S.A. regarding the takeover offer made by Enel and Acciona, dated August 3, 2007
(a)(2)(xxix)	Notice of Extraordinary General Shareholders’ Meeting, dated August 3, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2007	Endesa, S.A.

	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema Title: Manager of North America Investor Relations

Exhibit (a)(2)(xxviii)

ENDESA, Sociedad Anónima
(ENDESA)

REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. ON THE PUBLIC TENDER OFFER MADE JOINTLY BY ACCIONA, S.A. AND ENEL ENERGY EUROPE S.r.L.

At its meeting on August 3, 2007, the Board of Directors of ENDESA, S.A. (“Endesa” or the “Company”), unanimously approved for purposes of the provisions of Article 20 of Royal Decree 1197/1991, of July 26, on the regime for public tender offers, the following report on the Public Tender Offer (the “Offer”) made jointly by Acciona, S.A. and Enel Energy Europe S.r.L. (“Acciona” and “Enel,” and together the “Offerors”) for a price of 40.16 euros per share, payable entirely in cash.  This report, in addition to describing the principal features of the Offer, includes the Board’s position on the Offer, as well as certain additional related information.

1.	PRINCIPAL FEATURES OF THE OFFER

According to the Prospectus relating to the Offer authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV), the principal features of the Offer are as follows:

1.1.           Offerors

The Offerors are Acciona, S.A. and the Italian company Enel Energy Europe S.r.L., a wholly owned subsidiary of the Italian company Enel S.p.A.  Although the Offer is made jointly by both Offerors, it is expected that Acciona will acquire the first 42,079,382 shares tendered into the Offer, representing approximately 3.974% of Endesa’s share capital, and that Enel will acquire the remainder of the shares tendered into the Offer.

1.2.           Nature of the Offer

The Offer by Acciona and Enel, which was made on April 11, 2007, was authorized by the CNMV on July 25, 2007.  The Offer was announced after the tender offer by E.ON Zwölfte Verwaltungs Gmbh (“E.ON”) lapsed due to its failure to attract the minimum number of shares upon which such offer was conditioned.  Therefore, the Offer by Acciona and Enel is the only currently effective tender offer for the Company’s shares.

1.3.           Securities Covered by the Offer

The Offer covers 100% of Endesa’s share capital, excluding shares held by the Offerors, Finanzas Dos, S.A. (a wholly-owned subsidiary of Acciona) and Enel S.p.A.  The Offer therefore effectively covers 487,116,120 shares, representing 46.01% of Endesa’s share capital.

1.4.           Consideration

As consideration for each Endesa share, Acciona and Enel are offering an all-cash price of 40.16 euros.

1.5.           Acceptance Period

On July 30, 2007, the CNMV publicly announced that the acceptance period for the Offer would end on October 1, 2007.

Nonetheless, current law permits the CNMW to extend this period to permit Endesa’s shareholders to vote on the proposed amendments to Endesa’s by-laws on which the Offer is conditioned.  (See Sections 1.6 and 7 below.)

1.6.           Conditions of the Offer

The effectiveness of Acciona and Enel’s Offer is conditioned upon the acquisition of a minimum of 529,376,059 shares of Endesa, representing more than 50% of Endesa’s share capital.  Because Acciona and Enel already hold stakes that represent 46.01% of Endesa’s capital stock, this condition would be satisfied by a level of acceptances of approximately 3.991%.

In addition, the Offer is conditioned upon Endesa’s shareholders approving certain amendments to Endesa’s by-laws and the registration of such amendments with the Commercial Registry of Madrid.  Specifically, the Offer is conditioned upon the removal of all limitations regarding the maximum number of votes that Endesa’s shareholders may exercise (Article 32 of the by-laws); the removal of any requirements related to director classifications and majority composition of the Board of Directors, including the removal of limitations on the number of terms for which certain types of directors may be elected (Articles 37 and 38 of the by-laws) and the removal of any requirements concerning the qualifications of the members of the Board of Directors or of the chief executive officer, except for those qualifications required by law (Article 42 of the by-laws).  Each of these conditions is described more fully in the Prospectus.

1.7.           Offeror Agreements with Respect to Endesa

Given the special circumstances inherent in a tender offer in which various offerors have participated, as is the case with the Offer, shareholders are advised to read the Prospectus approved by the CNMV on July 25, 2007, as it contains information important to evaluation of the Offer.  The Prospectus is available without cost from Endesa’s website (www.endesa.es), on the CNMV’s website (www.cnmv.es), at Endesa’s principal executive offices in Madrid (Spain) and at the principal executive offices of the Offerors.

It should be noted that the Offerors entered into an agreement on March 26, 2007 for the shared management of Endesa.  The full text of that agreement was reported to the CNMV as a material fact on the day it was executed and can be obtained on the CNMV website (www.cnmv.es).

In addition, on April 2, 2007 the Offerors and E.ON entered into an agreement pursuant to which certain assets of Endesa would be sold to E.ON.  The full text of that agreement was reported to the CNMV as a material fact on the day it was executed and can be obtained on the CNMV website (www.cnmv.es).

2.	BOARD OF DIRECTORS’ OPINION OF THE OFFER

The Board of Directors resolved unanimously that it views the economic terms of the Offer favorably, having determined that such terms are fair, from a financial point of view, to Endesa’s shareholders.

In reaching this conclusion, the Board of Directors took into account the fairness opinions issued by Endesa’s financial advisors ― BNP Paribas, S.A., Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan Plc, Lehman Brothers Europe Limited and Merrill Lynch Capital Markets España, S.A. ― all of which conclude that the consideration offered by Acciona and Enel is fair, from a financial point of view, to the shareholders of Endesa to whom the Offer is open. In reaching the conclusions stated in their respective fairness opinions, Endesa's financial advisors employed customary valuation methodologies and other criteria, such as analyses of listed companies in the electricity sector, analyses of other similar transactions, discounted cash-flow analyses and analyses of Endesa's historical share price and its evolution in relation to other indices and references.

The Board of Directors also considered that the Offer is being made following a long process of prior, uncompleted offers, which began with the offer announced by Gas Natural SDG, S.A (“Gas Natural”). on Sfeptember 5, 2005 and included a subsequent, competing offer by E.ON.  Throughout this process, the Board of Directors and Endesa’s management have sought to maximize the value offered to Endesa’s shareholders.  In this regard, the Board noted that the Offer Price significantly exceeds both the closing price of Endesa’s shares (18.56 euros per share) on September 2, 2005, the last trading day prior to the announcement of Gas Natural’s offer, and the implied value of Gas Natural’s offer (21.30 euros per share) on the day of announcement.  The Board of Directors also took into account that the Offer Price exceeds the final, increased offer price announced by E.ON for its offer (40.00 euros per share), which was the highest price offered during the competitive offer process.

Finally, the Board of Directors took into account that the consideration offered by Acciona and Enel consists entirely of cash and that the Offer is open to all shareholders of Endesa.

3.	EXISTENCE OF AGREEMENTS BETWEEN THE COMPANY AND THE OFFEROR

No agreements between the Company and the Offerors exist in connection with the Offer, with the exception of the following:

On 15 June 2007, Endesa and each of the Offerors entered into confidentiality agreements as legal precautions to protect the exchange of information necessary to facilitate the Offer.

Endesa has initiated negotiations with representatives of its workers’ unions with a view to renewing their agreement of April 27, 1999 guaranteeing workers’ rights while recognizing Endesa’s right to make changes to its corporate structure. This agreement is scheduled to expire on December 31, 2007. Endesa sought and obtained the Offerors’ acceptance of such renewal.

4.	AGREEMENTS BY AND BETWEEN THE OFFEROR AND MEMBERS OF ENDESA’S BOARD OF DIRECTORS

No agreements between the Offerors and Endesa’s Board of Directors in connection with the Offer exist.

5.	INDIVIDUAL OPINIONS OF THE MEMBERS OF ENDESA’S BOARD OF DIRECTORS

None of the members of Endesa’s Board of Directors has expressed an individual opinion on the Offer apart from the Board’s collective opinion, which is set forth in Section 2 above.

6.	INTENTION OF MEMBERS OF ENDESA’S BOARD OF DIRECTORS WHO HOLD ENDESA SHARES TO ACCEPT THE OFFER

The members of the Board of Directors who, directly or indirectly, own Endesa shares indicated that they have not yet made a decision as to whether to tender their shares pursuant to the Offer.  Each such member of the Board of Directors has undertaken to announce his decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to tender the Endesa shares owned by it pursuant to the Offer.  Caja de Ahorros y Monte de Piedad de Madrid has undertaken to announce its decision as to whether to accept the Offer promptly upon making such decision, and in any case prior to the expiration of the Offer in Spain.

The following table indicates the number of Endesa shares held, directly or indirectly, by each member of the Board of Directors, as well as the direct or indirect percentage stake represented:

Members of the Board of Directors	Number of shares	Direct and indirect stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Migue Blesa de la Parra	600	0.00005
Mr. Fernando d´Ornellas Silva	96	0.0000
Mr. Francisco de Borja Prado Eulate	------	-----
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165
TOTAL	..........	.............

7.	EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

With a view to allowing Endesa’s shareholders to vote on the amendments to Endesa’s by-laws required to be adopted as a condition to the Offer, and, therefore, on the viability of the Offer, the Board of Directors unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on September 25, 2007.  In addition, the Board of Directors resolved to state its position in favor of these amendments and recommend that shareholders participate in the meeting and vote in favor of the amendments.

The members of the Board of Directors who own Endesa shares expressed their intention to vote at the extraordinary general meeting of shareholders in favor of these amendments to Endesa’s by-laws.

Caja de Ahorros y Monte de Piedad de Madrid, through Mr. Miguel Blesa de la Parra, indicated that it has not yet adopted a resolution as to whether to vote in favor of or against, or abstain from voting in relation to, such amendments.  Caja Madrid has undertaken to announce its decision in this regard promptly upon making such decision.

Madrid, August 3, 2007

Salvador Montejo Velilla
Secretary of the Company and of the Board of Directors

Exhibit (a)(2)(xxix)

(RELEVANT FACT)

ENDESA, Sociedad Anónima
(ENDESA)
1.1.1    Extraordinary General Shareholders’ Meeting

On August 3, 2007, the Board of Directors of the Company resolved to convene the Extraordinary General Shareholders’ Meeting, to be held in Madrid, in to be held in Madrid, at Pavilion 9 of the Parque Ferial Juan Carlos I (IFEMA) on September 25, 2007 at 11:00a.m. at first call. In the event that the General Meeting cannot be held at first call because the necessary quorum is not achieved, it will be held in the same place and at the same time on September 26, 2007, at second call. (It is foreseeable, in consideration of the Company’s present shareholder structure, that the Meeting will indeed be held at first call), in accordance with the following

AGENDA

ONE.  Amendment of article 32 of the Corporate Bylaws (Limitation of voting rights).

TWO.  Amendment of article 37 of the Corporate Bylaws (Number and types of Directors).

THREE.  Amendment of article 38 of the Corporate Bylaws (Term of office of Director).

FOUR.  Amendment of article 42 of the Corporate Bylaws (Incompatibilities of Directors).

FIVE.  Authorization to the Board of Directors for the execution and implementation may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument, registration thereof and, as the case may be, correction thereof.

ATTENDANCE PREMIUM

Shareholders who participate in any form at the Extraordinary General Meeting, whether directly, by proxy, or by long-distance voting, shall be entitled to receive an ATTENDANCE PREMIUM of fifteen euro cents gross per share (0.15 euros gross per share), to be paid through the member entities of the clearinghouse Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores (IBERCLEAR).

Madrid, August 3, 2007